Exemption No. 82-1209

October 21, 2005

[redacted]

05012265

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	September 29, 2005
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (a) charter documents (b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the	

Document Name or Information	**Documents Filed**
Company	
(c) any securityholder rights plans or similar plans	
(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p) Prospectus	Not Applicable
(q) Amendment to Prospectus	Not Applicable
(r) Takeover Bid Circular	Not Applicable
(s) Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t) Issuer Bid Circular	Not Applicable
(u) Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v) Initial Acquisition Report	Not Applicable
(w) Subsequent Acquisition Reports	Not Applicable
(x) Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information	**Documents Filed**
(a) Exchange Filing Statement	Not Applicable

Document Name or Information		Documents Filed
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	September 29, 2005
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B,	Not Applicable

Document Name or Information		Documents Filed
	Expedited Acquisition Filing	
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No: 82-1207.

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

September 29, 2005

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING AS TO C$398,767

Vancouver, British Columbia – Nick Demare, CFO & Secretary of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has raised gross proceeds of $398,767.40 in connection with the non-brokered private placement announced September 12, 2005. The Company issued a total of 2,044,961 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.26 per share until September 28, 2007. The securities have a hold period until January 29, 2006. The Company will pay a cash finder's fee of 8.2% of the gross proceeds with respect to certain of the subscribers and may issue a second tranche of units for a total of 2.6 million units.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories and for corporate and administrative expenses and working capital.

GGL DIAMOND CORP.

"Nick DeMare"

Per: Nick DeMare, CFO & Secretary

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: 604.628.5800 Toll Free: 1.866.684.4209
Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.